BlackRock MuniYield Fund, Inc. (the, “Registrant”)

77(I)
Terms of new or amended securities

A copy of the Registrant's Articles of Amendment Amending the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares filed with the State Department of Assessments and Taxation of Maryland on April 17, 2014 (the "Articles of Amendment") is attached under sub-item 77Q1(a).

The Articles of Amendment contains a description of amendments to the Registrant's Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares, including a description of amendments to the terms of the Series W-7 Variable Rate Demand Preferred Shares that is applicable during the Special Rate Period (as defined therein).